EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. Announces the Retirement
of its Chief Executive Officer, Eli Holtzman, and the Election
of Doron Turgeman as its New Chief Executive Officer

Press Release
Source: Internet Gold - Golden Lines Ltd.
On Monday October 3, 2011, 3:09 am EDT

RAMAT-GAN, Israel--(BUSINESS WIRE)-- Internet Gold - Golden Lines Ltd. (NASDAQ:IGLD - News) announced today that Eli Holtzman, a co-founder of the company and its chief executive officer since 1992 and a director since July 1999, has retired, effective October 2, 2011.

Mr. Doron Turgeman, the company’s chief financial officer, was elected to succeed Mr. Holtzman as chief executive officer effective October 2, 2011. Mr. Holtzman has also retired from his director position in the Company, as well as other Companies within our Group.

Doron Turgeman joined the company in 2000 and has served as its chief financial officer since May 2001 and as deputy chief executive officer since October 2004. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant (Israel).

Mr. Shaul Elovitch, Internet Gold's Chairman of The Board of Directors, speaking on behalf of the Board of Directors, thanked Mr. Holtzman for his significant contribution to the company and his unrivalled contribution to Internet Gold's foundation and major success.

Mr. Elovitch noted, "During Mr. Holtzman tenure, Internet Gold achieved remarkable results and became a leading communication group in Israel. We wish Mr. Holtzman well and much success in his future endeavors.” He also said, “On behalf of our Board of Directors, I congratulate Mr. Turgeman on his appointment as chief executive officer. We believe that his managerial experience and deep knowledge of the company's business and operations will allow him to assume his new responsibilities swiftly and cope successfully with the challenges the company is facing."

Mr. Ehud Yahalom was elected as the company’s principal financial officer effective October 2, 2011. Mr. Yahalom joined the company during May 2011. Mr. Yahalom holds a B.A. degree in economics and accounting from the Haifa University, a M.B.A in business management and finance from the College of Management Academic Studies in Rishon LeZion and is a certified public accountant (Israel).

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE:BZEQ.ta - News). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il
www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Internet Gold
Idit Cohen – IR Manager
+972-3-924-0000
idit@igld.com
or
Investor relations contacts:
Mor Dagan - Investor Relations
+972-3-516-7620
mor@km-ir.co.il